Laredo Oil, Inc.
111 Congress Avenue
Austin, Texas  78701

July 7, 2011

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re:           Laredo Oil, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2010
Filed September 14, 2010
Form 10-Q for the Fiscal Quarter Ended August 31, 2010
Filed October 15, 2010
Form 10-Q for the Fiscal Quarter Ended November 30, 2010
Filed January 14, 2011
Form 10-Q for the Fiscal Quarter Ended February 28, 2011
Filed April 14, 2011
Response Letter Dated May 27, 2011
File No. 333-153168

Dear Mr. Schwall,

Please find our supplemental response to your comments dated June 22, 2011 on the Form 10-K for the Fiscal Year Ended May 31, 2010, and the Response Letter Dated May 27, 2011 filed by Laredo Oil, Inc. (the “Company”).  In connection with our response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find below the comments enumerated in your letter and the Company’s response to each.

Form 10-K for the Fiscal Year Ended May 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

Comment (1)—We note your response to comment two in our letter dated April 29, 2011 and re-issue the comment and prior comments referenced therein.  In addition to the information that you have already provided to us in your response letters, please explain, from the perspective of May 31, 2010, how you are planning to spend your capital in the next twelve months.  Quantify in greater detail your cash needs and quantify the types of expenditures that you intend to make in the next twelve months.  In responding to our comment, please show us how you intend to comply by providing us on a draft basis a revised MD&A section, using information for the fiscal year ended May 31, 2010.

Response (1)—On June 14, 2011, the Company entered into a license agreement and other agreements with Stranded Oil Resources Corporation, an indirectly owned subsidiary of Alleghany Corporation.  The details of the agreements were filed in a Form 8-K on June 20, 2011.  In essence, through the license agreements, Laredo Oil will no longer have any capital needs to develop the business plan outlined in the Form 10-K for the Fiscal Year Ended May 31,2010.  Adding further details to the MD&A in that document will add, in the opinion of management, no additional information of value to shareholders or potential shareholders as the series of agreements with Stranded Oil Resources Corporation remove the need for additional development capital.

Financial Statements

General

Comment (2)—We understand from your prior response that you intend to correct the errors in accounting that have been identified although you would prefer to wait until filing your Form 10-K for the fiscal year ended May 31, 2011.  Given the errors in accounting it appears you should file an Item 4.02 Form 8-K to notify investors that your previously issued financial statements should not be relied upon.  We also believe that you should amend the financial statements in your current period reports rather than postpone the correction.

Response (2)—Management is of the opinion that the previously issued financial statements, in spite of the accounting errors, materially portray the financial health of the Company during the applicable accounting periods presented and are not misleading.  It is clearly stated within the financial statements that the Company was a development stage company seeking additional funding, and cash flows in the affected periods will be unaffected by correcting any misclassifications of equity instruments as debt.  Moreover, with the subsequent events involving the transactions with the Alleghany Corporation subsidiary, they materially overshadow in importance any changes resulting from correcting prior accounting errors. It is the preference and opinion of management that the Company spends its limited resources on insuring that the accounting disclosed in the upcoming filing reflects the Alleghany transactions which materially change the nature of the Company.  The Notes Payable which are the subject of several of the accounting errors are expected to be fully repaid as of July 8, 2011.   It also is expected that the warrants will no longer be able to be repriced downward after July 31, 2011.  These activities are a direct result of the Alleghany transaction.

Note 8 – Notes Payable, page F-10

Comment (3)---We note your response to comment four in our letter dated April 29, 2011 indicating that you should have applied the guidance of FASB ASC 470-20-35-1 through 3 to account for the convertible notes that contain a contingent beneficial conversion feature.  Further, we note you propose to reverse interest expense that you previously recorded related to the beneficiary conversion feature.  You also indicate that you determined the intrinsic value of the contingent conversion feature based on the 20% discount to the conversion price and recorded the intrinsic value as an asset and a liability at inception.  If these notes are only convertible upon the completion of a future financing, as you have indicated, we would not expect you to have recorded the intrinsic value of the beneficiary conversion feature at the inception of the notes.  Please read FASB ASC 470-20-35-1 and revise your financial statements accordingly.

Response (3)---Management feels that revising prior statements to correct the accounting errors associated with the Notes Payable would not materially change the decision-making of an investor.  Revising the statements for the 20% discount would add $70,000 to earnings for the year ended May 31, 2011 and add less to the year ended May 31, 2010.  Increasing earnings for any of the time periods involved would not, and should not, indicate that the Company was performing better than presented and be a cause for investors to change their perception of the risk profile of the Company.

Comment (4)---We note your response to comment five in our letter dated April 29, 2011 in which you explain that you should have applied the guidance of FASB ASC 815-40 in accounting for the warrants issued to Seaside 88 LP and Sutter Securities Incorporated on July 26, 2010, and that you intend to restate your financial statements for the quarters ended August 31, 2010, November 30, 2010 and February 28, 2011 to correct this error of accounting.  We understand that you have also concluded that the warrants issued with convertible notes should have been accounted for as derivative liabilities; therefore you should restate your financial statements to correct this error in accounting as well.

Response (4)—Management feels both that since the warrants issued with convertible notes are expected to no longer be accounted for as derivative liabilities, and that investors should be focused on the Form 8-K filed on June 20, 2011 and the upcoming filing of the Form 10-K for the period ended May 31, 2011, restating previously filed statements will not be helpful to investors trying to understand the Company.  We feel that correcting the financial statements as proposed in our response letter dated May 27, 2011, along with full disclosure of the Alleghany transactions would be the most productive and beneficial for our shareholders .

Should you have any comments or questions, please call me at (512) 961-3801.

Best regards,

/s/ Bradley E. Sparks

Bradley E. Sparks
Chief Financial Officer and Treasurer
Laredo Oil, Inc.
(512) 961-3801